April 5, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Rule 17g-1 Fidelity Bond Filing Information with Respect to Joint Fidelity Bond filing under Investment Company Act Rule 17g-1, Bond No 99516111B for the following management investment companies:

FUND NAME                                                     FILE NO.        SEC REGISTRATION NO.
Macquarie/First Trust Global Infrastructure/                  811-21496       333-112202
     Utilities Dividend & Income Fund
First Trust Senior Floating Rate Income Fund II               811-21539       333-113978 and 333-115414
First Trust Energy Income and Growth Fund                     811-21549       333-114131, 333-120853, 333-131771,
                                                                              333-154254, 333-123460 and 333-173334
First Trust Enhanced Equity Income Fund                       811-21586       333-116023
First Trust/Aberdeen Global Opportunity Income Fund           811-21636       333-119081
First Trust Mortgage Income Fund                              811-21727       333-123262
First Trust Exchange-Traded Fund                              811-21774       333-125751
First Trust Strategic High Income Fund II                     811-21842       333-131194
First Trust/Aberdeen Emerging Opportunity Fund                811-21905       333-134540
First Trust Specialty Finance and Financial                   811-22039       333-141457
     Opportunities Fund
First Trust Exchange-Traded AlphaDEX(R) Fund                  811-22019       333-140895
First Trust Exchange-Traded Fund II                           811-21944       333-143964
First Trust High Income Long/Short Fund                       811-22442       333-168186
First Trust Exchange-Traded AlphaDEX(R) Fund II               811-22519       333-171759
First Trust Series Fund                                       811-22452       333-168727
First Trust Energy Infrastructure Fund                        811-22528       333-172439 and 333-177037
First Trust Exchange-Traded Fund VI                           811-22717       333-182308
First Trust Exchange-Traded Fund IV                           811-22559       333-174332
First Trust Variable Insurance Trust                          811-22652       333-178767
First Trust MLP and Energy Income Fund                        811-22738       333-183396
First Trust Exchange-Traded Fund III                          811-22245       333-176976
First Trust Intermediate Duration Preferred & Income Fund     811-22795       333-186412
First Trust Exchange-Traded Fund V                            811-22709       333-181507
First Trust Exchange-Traded Fund VII                          811-22767       333-184918
First Trust New Opportunities MLP & Energy Fund               811-22902       333-191808
First Trust Dynamic Europe Equity Income Fund                 811-23072       333-205681
First Trust Exchange-Traded Fund VIII                         811-23147       333-210186
First Trust Senior Floating Rate 2022 Target Term Fund        811-23199       333-214125

--------------------------------------------------------------------------------


Dear Sir or Madam:

     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the Joint Insured Fidelity Bond for the period October 9, 2016 to October 9, 2017, for the First Trust complex of funds referenced above. Please note that Rider 13 has been added to the Joint Insured Fidelity Bond to increase the Limit of Liability to $32,000,000 from $30,000,000. Rider 14 has been added to the Joint Insured Fidelity Bond to include First Trust TCW Opportunistic Fixed Income ETF, a series of First Trust Exchange-Traded Fund VIII. Rider 15 has been added to the new names of the following funds: First Trust ISE-Revere Natural Gas Index Fund changed to First Trust Natural Gas ETF, First Trust ISE Chindia Index Fund changed to First Trust Chindia ETF, First Trust ISE Water Index Fund changed to First Trust Water ETF, First Trust US IPO Index Fund changed to First Trust US Equity Opportunities ETF, First Trust ISE Cloud Computing Index Fund changed to First Trust Cloud Computing ETF, First Trust ISE Global Engineering and Construction ETF changed to First Trust Global Engineering and Construction ETF, First Trust ISE Global Wind Energy Index Fund changed to First Trust Global Wind Energy ETF and First Trust NASDAQ Rising Dividend Achievers ETF changed to First Trust Rising Dividend Achievers ETF. Please note for the Commission's records, the following:

          (i) The Joint Insured Fidelity Bond;

          (ii) a Certificate of Assistant Secretary containing the form of resolutions of the Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond, the amount of the single insured bond which the registrant would have provided had it not been named as an insured under the Fidelity Bond, and a statement as to the period for which premiums have been paid; and

         (iii) a copy of the Blanket Bond Insurance Agreement.

                                       Very truly yours,

                                       FIRST TRUST PORTFOLIOS L.P.

                                       /s/ Kristi A. Maher
                                       --------------------------------------
                                       Deputy General Counsel




Enclosures